SELFRIDGES&Co

02 OCT -2 AM 9:36

Our Ref. 50005

The Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

02055163

19 September 2002

SUPPL

Dear Sirs

Re: Selfridges File No: 82-4818

Please find enclosed copies of recent announcements made to the London Stock Exchange on 18 September 2002.

PROCESSED
OCT 09 2002
P THOMSON FINANCIAL

Yours faithfully

Ann Shrimpton
Company Secretary's Office

dlw 10/3

Encs.

\ConcessionAgreementCorrespondence\Vertu(OxSt).doc

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Company	Selfridges PLC
TIDM	SLF
Headline	Company Secretary Change
Released	12:46 17 Sep 2002
Number	2801B

17 September 2002

Selfridges plc

Appointment of Company Secretary

Following the retirement of Alan Camplin-Smith, Selfridges plc announces the appointment of Mark Young as Company Secretary with effect from 14th October 2002.

Mark Young joins Selfridges plc from John Lewis where he is currently Deputy Company Secretary. Prior to this he spent the majority of his career with Lex Service PLC, where he was Company Secretary between 1995 and 2000.

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